March 9, 2005

BY FACSIMILE (202-942-9635) AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention:  Jeffrey Shady

Re:	New Plan Excel Realty Trust, Inc.
Registration Statement on Form S-3 (File No. 333-122193)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, New Plan Excel Realty Trust, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 5:00 p.m., Eastern Time, on Thursday, March 10, 2005, or as soon thereafter as practicable.

The Company acknowledges that:  (i) should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NEW PLAN EXCEL REALTY TRUST, INC.

By:	/s/ Steven F. Siegel
Steven F. Siegel
Executive Vice President, General Counsel and Secretary